March 11, 2015
Norton Rose Fulbright US LLP
VIA EDGAR	666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
United States

Gregory Dundas	Merrill M. Kraines
U.S. Securities and Exchange Commission	Partner
Division of Corporation Finance	Direct line +1 212 318 3261
100 F Street, N.E.	merrill.kraines@nortonrosefulbright.com
Washington, D.C. 20549
Tel +1 212 318 3000
Fax +1 212 318 3400
nortonrosefulbright.com
Re:	Applied DNA Sciences, Inc.

Dear Mr. Dundas:

In response to an oral comment received from the Staff by telephone, on behalf of Applied DNA Sciences, Inc. (the “Company”) we advise the Staff that in connection with the Company’s filing of Amendment No. 1 (the “Amendment”) to the Annual Report on Form 10-K for the year ended September 30, 2014 (the “2014 Annual Report”), the Company considered whether management’s failure to provide the disclosure required by Item 307 of Regulation S-K in the original filing of the 2014 Annual Report impacts its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2014.

In re-evaluating the Company’s disclosure controls and procedures in connection with the Amendment, the Company has concluded that the omission of the section entitled “Evaluation of Disclosure Controls and Procedures” in the 2014 Annual Report was the result of an inadvertent error and does not impact its conclusion that the Company’s disclosure controls and procedures as of September 30, 2014 were effective.

As part of the Company’s re-evaluation of the overall effectiveness of the Company’s disclosure controls and procedures as of September 30, 2014, the Company carefully considered a number of factors, including: established SEC guidance on such controls and procedures; the overall design of the Company’s disclosure controls and procedures; and the nature of this omission. We confirmed with the Company that prior to the filing of the 2014 Annual Report, management did, in fact, perform its evaluation of the Company’s internal control over financial reporting as of September 30, 2014 and concluded that the controls were effective.

In weighing all these factors with the definition of disclosure controls and procedures provided in Rule 13a-15(e), management continues to believe that, notwithstanding the omission of certain required language in Item 9A of the 2014 Annual Report, the Company’s disclosure controls and procedures were effective for the reasons set forth in more detail below.

Rule 13a-15 requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. The definition in Rule 13a-15(e) provides that “disclosure controls and procedures” are controls and procedures “designed to ensure that information required to be disclosed” is reported accurately and in a timely fashion. In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer's Exchange Act reports.”

Gregory Dundas
U.S. Securities and Exchange Commission
March 11, 2015
Page 2

 The Company’s disclosure controls and procedures are designed with a number of checks that the Company believes provide reasonable assurance that the information required to be disclosed is reported accurately and in a timely fashion. The Company’s disclosure controls and procedures with respect to reporting include, among other things, the following:

•	Initial drafts of the Company’s periodic reports are prepared and reviewed by the Company’s executive officers.
•	Throughout the course of preparing and reviewing any periodic report, the Company’s executive officers, working with outside counsel, regularly discuss and resolve comments and questions.
•	The Company prepares a rules and disclosure checklist for the periodic report.
•	The Audit Committee of the Company’s board of directors meets with the Company’s management to review the entire periodic report and provide comments before the report is filed.
•	The Company’s outside securities counsel also reviews the periodic report, including performing a “rules check” of the report, comparing the disclosures provided in the report to the disclosure requirements contained in Form 10-K or Form 10-Q, as applicable, and in Regulation S-K to verify compliance with those disclosure requirements.

During the preparation of the 2014 Annual Report, the Company followed the procedures outlined above. As a result of a clerical error (involving a revision to the disclosure in the 2014 Annual Report to reflect the remediation of a material weakness in our disclosure controls and procedures which had been identified and described in the Company’s Amendment No. 1 to the 2014 Annual Report and subsequent Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2013 (as amended), March 31, 2014 and June 30, 2014), the disclosure required by Item 307 of Regulation S-K was inadvertently omitted from Item 9A of the 2014 Annual Report.

The Company acknowledges the omission; however, upon re-evaluation of the Company’s disclosure controls, each of the Company’s chief executive officer and chief financial officer has concluded and advised us that the Company’s disclosure controls are adequate, despite the failure in this instance to include the required disclosure.

For the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that, as of September 30, 2014, the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to provide reasonable assurance that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

 Sincerely yours,

/s/ Merrill M. Kraines

Merrill M. Kraines